Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No.: 0-29630

AbbVie held an employee meeting on July 30, 2014. An extract of the presentation transcript related to the potential Shire plc transaction is below and has been made available for the general public on AbbVie’s website at:

http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents

Rick Gonzalez (CEO): It’s because of all of you that we have a strong, sustainable long-term strategy in place and that we continue to execute at a very high level.  So given that, given that strong position, why are we looking at pursuing a large transaction like the combination of AbbVie and Shire and why Shire in particular?

I’ll go into detail on that second question in just a moment.  I’ll talk about why Shire is an excellent fit for AbbVie, but first let me talk about why a company that’s in a strong position like ours would pursue a large transaction like this.

It’s important to keep in perspective the long term.  We compete in a highly competitive global market.  We’re dedicated to being a specialty-focused biopharmaceutical company that discovers, develops and markets innovative medicines, that deliver true clinical and economic value in the areas of high unmet medical need.  If we do that well and we do it consistently, we will be successful over the long term.  We will attain the sustainability that we want in our business and we will achieve the goal of creating a remarkable impact in patients’ lives all over the world over and over and over again and that’s what we’re dedicated to do.

But there are three things that are necessary, three things that truly matter that we have to have in place to be able to do that, for us to achieve that success on a sustainable basis over the very long term; 10+ years is the perspective I’m talking about.

First, is breadth and diversity matter.  We need to have leadership positions in multiple important therapeutic categories.  Second, breadth and depth of our pipeline matters.  Let’s face it, we’re in a risky business, that’s what pharmaceuticals are.  More assets fail than succeed.  It’s the nature of the business that we’re in so the more assets we have, the better our chances for success.  We’re in a business where more does equal better.

Second, it’s important that we understand that that pipeline is the life blood of our business going forward.

Third, we need access to our global cash flow, that matters.  We need to be able to access global funds to invest in things like plants, equipment and acquisitions.  It’s critical to remain competitive against our global competition.

So those are some of the benefits that we were looking for in a large, transformative kind of transaction like this.

So, if you look at what the Shire transaction ultimately delivers against that (can we advance the next slide?) and you look at what Shire does in particular, Shire is a specialty-focused biopharmaceutical company with a culture very similar to ours.  It’s also an organization that has strong execution, again, like ours.  The combination with Shire will give us two large growth platforms:  neuroscience and rare diseases. It will expand our current GI platform and potentially give us an ophthalmology platform for the future.  By combining, we would increase our pipeline by 50% and our late stage pipeline would increase to 16 assets in Phase 3 development or under regulatory review, and it will allow us to access our global cash in a more efficient manner, a fact I’ll talk about in a moment now.

In short, we believe the transaction provides us the potential to accelerate AbbVie’s growth, success and sustainability.

I told you in a previous all-employee meeting that my responsibility and the rest of the senior staff’s responsibility was to ensure that we set up AbbVie for success and sustainability over the long term, for the 25,000 employees and their families that work here, for the patients that we serve and for our shareholders.  And I can tell you, I take that responsibility very seriously and this transaction does just that.

When we combine we will be incorporated in Jersey and we will have a U.K. tax domicile.  This is a process some call an inversion.  There’s been a lot of rhetoric about inversion in the public and so I want to talk about what it is and I want to talk about even more importantly what it isn’t.  It’s important for you to know the difference, so let’s talk about what some of those facts are.  (Next slide.)

Here are some of the facts that you need to understand:  If a company changes its tax domicile, it still pays the same U.S. federal tax rate on revenues generated in the United States as it did before inversion.  It still pays the same Illinois State tax rate as it did before the inversion.  It still pays the same tax rate on revenues generated in foreign jurisdictions as it did before the inversion.  The only thing that changes with inversion is our ability to use future cash generated from foreign jurisdictions upon which we’ve already paid taxes for the combined parent to invest back into the United States for plants, acquisitions, innovation, pipeline, etc.

Today if a U.S. company wants to use that money to make U.S.-based acquisitions or invest in a plant or invest in innovation in its pipeline or pay a dividend to shareholders or make any other investment in the U.S., they’re taxed against when they bring that money back in, if they choose to bring that money back in.  An alternative that some companies choose is to not invest in the U.S.  That’s not our desire.

The U.S. is one of a small number of countries which applies a second tax on cash generated outside the U.S. being used for investment in the U.S. and it’s the only large country that does so.  It puts companies like ours, where more than half of our competitors are outside the U.S. at a significant disadvantage.

Consider this example to put it in perspective:  If a European company or competitor wanted to acquire a company in the U.S. for let’s say $2 billion, they would take $2 billion of their cash and they would buy the company.  If AbbVie wanted to acquire that same company for that exact same price it would cost us approximately $2.7 billion because of that tax burden.  The second tax in effect creates an incentive for companies not to bring cash back to the U.S. and to not invest in the United States.

In a post-inversion world, we would not be taxed for that kind of a transaction and we would compete on even footing with our foreign competitors.  So that is the only difference in the U.S. tax we would pay post-inversion is on funds we choose to invest in the United States, which we think would be positive for the U.S.

Much has been made about inversion in the public.  Some say companies that invert are corporate tax dodgers or un-American, or un-patriotic.  I think just the opposite is true.  This business transaction will make it easier for us to invest in America and for America’s future.

So those are the facts.  In short, the current U.S. Tax Code has created a competitive disadvantage for U.S.-based companies, particularly innovation-based companies like AbbVie.  We want to use our cash, we want to use our profits to invest in the U.S. and in the future of our company and in the future of the communities we operate in.  However, the current tax code makes that less than optimal.

So hopefully that gives you a better perspective on the facts around inversion.

So what happens next?

We go through the process of seeking shareholder and regulatory approval for this combination.  Please understand that this may take some time to complete this process and that there is no guarantee yet that the transaction will complete, but if things go as planned, we would expect to complete the transaction by the end of this year.  During that time it is very important that we all keep focused on our strategic business priorities, because our success as a combined company will be dependent on us continuing our strong performance as individual companies.

I want to stress one more point.  We were able to pursue this combination from a position of strength, thanks to your efforts, thanks to what we’ve been able to build with our new company and, again, thank you for all of your contributions and all of you hard work in getting us to where we are today.  Thank you very much.

(THE END)

No Offer or Solicitation

This transcript is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this transcript in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find it

In furtherance of the combination, AbbVie Private Limited (“Holdco”) intends to file with the SEC a registration statement on Form S-4 containing a Proxy Statement of AbbVie that will also constitute a Prospectus of Holdco relating to the Holdco Shares to be issued to Holdco Stockholders in the combination. In addition, AbbVie, Holdco and Shire may file additional documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ABBVIE AND SHIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Those documents, if and when filed, as well as AbbVie’s and Holdco’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at AbbVie’s website at www.abbvieinvestor.com and at Shire’s website at www.shire.com. It is expected that the Holdco shares to be issued to Shire shareholders under a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Participants in the Solicitation

AbbVie, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement/Prospectus. Information about the directors and executive officers of AbbVie is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 24, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Forward-Looking Statements

This transcript contains certain forward-looking statements with respect to a combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that necessary regulatory approvals or stockholder approvals will not be obtained or any of the other conditions to the combination will not be satisfied, adverse effects on the market price of AbbVie Shares and on AbbVie’s or Shire’s operating results because of a failure to complete the combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie shares or Shire shares, significant transaction costs and/or unknown liabilities,general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of AbbVie’s or, as the case may be, Shire’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this transcript could cause AbbVie’s plans with respect to Shire, AbbVie’s or Shire’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this transcript are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this transcript. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this transcript. Neither AbbVie nor Shire undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

In accordance with Rule 30.4 of the Takeover Code, a copy of this announcement will be available on AbbVie’s website at www.abbvieinvestor.com.